Exhibit 99.1
RESULTS
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2005. The unaudited consolidated interim financial results have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th June, 2005
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		Six months ended 30th June,
		2005	2004
	Note	RMB’000	RMB’000
			(Restated)
Turnover	4	2,795,991	3,857,479
Cost of sales		(2,486,984)	(3,054,240)

Gross profit		309,007	803,239
Other revenue	4	62,047	58,020
Selling expenses		(204,568)	(218,796)
General and administrative expenses		(302,539)	(260,714)
Other operating expenses		(27,795)	(20,982)
Impairment loss on intangible assets		(180,000)	—
Impairment loss on goodwill in a subsidiary		(28,000)	—
Impairment loss on goodwill in a jointly controlled entity		(49,000)	—

Operating (loss) profit	5	(420,848)	360,767
Interest income	4	34,458	27,200
Interest expense		(119,133)	(100,907)
Share of profits less losses of:
Jointly controlled entities		(49,719)	71,551
Associates		19,892	43,136

(Loss) Profit before taxation		(535,350)	401,747
Taxation	7	(21,127)	(50,773)

(Loss) Profit after taxation		(556,477)	350,974

Loss attributable to minority interests		256,989	56,648

(Loss) Profit attributable to equity holders of the Company		(299,488)	407,622

Dividends	8	—	19,450

Basic (loss) earnings per share	9	RMB(0.0816)	RMB0.1111

Fully diluted (loss) earnings per share	9	N/A	RMB0.1042

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June, 2005

			(Unaudited)	(Audited)
			30th June, 2005	31st December, 2004
	Note		RMB’000	RMB’000
				(Restated)
Non-current assets
Intangible assets	10		904,417	1,112,151
Goodwill	10		317,529	345,529
Property, plant and equipment	10		3,525,439	3,497,613
Construction-in-progress	10		798,915	789,145
Land lease prepayments	10		126,588	76,126
Interests in associates	11		349,388	371,985
Interests in jointly controlled entities	12		1,295,461	1,398,135
Prepayment for a long-term investment	13		600,000	600,000
Investment securities	14		40,427	34,501
Deferred tax assets			101,219	101,219
Other non-current assets			25,600	23,833

Total non-current assets			8,084,983	8,350,237

Current assets
Bank balances and cash	15		4,500,000	5,030,292
Inventories			1,348,516	1,577,048
Accounts receivable	17		103,882	55,632
Accounts receivable from affiliated companies	26	(c)	911,683	765,411
Notes receivable	16		347,755	620,899
Notes receivable from affiliated companies	26	(d)	230,822	645,143
Other receivables	18		449,633	474,617
Prepayments and other current assets			95,908	127,080
Income tax recoverable			3,823	44,285
Other taxes recoverable			3,478	41,468
Advances to affiliated companies	26	(h)	38,273	37,477

Total current assets			8,033,773	9,419,352

CONDENSED CONSOLIDATED BALANCE SHEET (Cont’d)
As at 30th June, 2005

			(Unaudited)	(Audited)
			30th June, 2005	31st December, 2004
	Note		RMB’000	RMB’000
				(Restated)
Current liabilities
Accounts payable	19		775,158	732,978
Accounts payable to affiliated companies	26	(e)	566,808	522,722
Notes payable			4,144,518	5,727,216
Notes payable to affiliated companies	26	(f)	290,090	121,162
Customer advances			123,878	265,489
Other payables			347,079	363,584
Dividends payable			11,156	3,478
Accrued expenses and other current liabilities			364,002	274,183
Short-term bank borrowings	20		274,702	—
Income tax payable			50,210	43,974
Other taxes payable			73,326	42,391
Advances from affiliated companies	26	(i)	95,189	90,481

Total current liabilities			7,116,116	8,187,658

Net current assets			917,657	1,231,694

Total assets less current liabilities			9,002,640	9,581,931

Non-current liabilities
Convertible bonds	21		1,510,743	1,633,695

Net assets			7,491,897	7,948,236

Capital and reserves
Share capital	22		303,388	303,388
Equity component of convertible bonds	22		157,980	—
Share premium	22		2,038,423	2,038,423
Reserves	22		4,202,745	4,520,625
Proposed dividend	22		—	19,450

Total equity attributable to equity holders of the Company			6,702,536	6,881,886

Minority interests	22		789,361	1,066,350

Total equity	22		7,491,897	7,948,236

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June, 2005

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
		(Restated)
Total equity at 1st January,
Attributable to equity holders of the Company, as previously reported at 31 December,	6,881,886	6,891,652
Minority interests, as previously presented separately from liabilities and equity at 31 December,	1,066,350	1,709,886

	7,948,236	8,601,538

Opening balance adjustments arising from changes in accounting policies
— investment securities restated at fair value (note 3(e))	15,410	—
— convertible bonds restated at amortised cost (note 3(f))	(24,318)	—
— equity component of convertible bonds reclassified from non-current liabilities (note 3(f))	157,980	—

	149,072	—

Total equity at 1st January, after opening balance adjustments	8,097,308	8,601,538

Item directly recognised in equity:
Decrease in fair value of investment securities	(9,484)	—
(Loss) Profit for the period (2004: as restated)	(556,477)	350,974

Total recognised (losses) gains for the period	(565,961)	350,974

Attributable to:
Equity holders of the Company	(308,972)	407,622
Minority interests	(256,989)	(56,648)

Dividends approved in respect of previous year	(19,450)	(38,900)
Dividends to minority interests	(20,000)	(160,933)

Total equity at 30th June,	7,491,897	8,752,679

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June, 2005

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Net cash generated from operating activities	779,615	408,255

Net cash generated from (used in) investing activities	194,544	(777,678)

Net cash (used in) generated from financing activities	(842,773)	244,251

Increase (Decrease) in cash and cash equivalents	131,386	(125,172)

Cash and cash equivalents at 1st January,	1,244,499	1,832,298

Cash and cash equivalents at 30th June,	1,375,885	1,707,126

Analysis of balance of cash and cash equivalents
Bank balances and cash	1,375,885	2,307,126
Short-term bank loan with original maturities less than 3 months	—	(600,000)

	1,375,885	1,707,126

NOTES TO CONDENSED FINANCIAL STATEMENTS
1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s American Depositary Shares and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Statement of compliance and accounting policies

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange, the Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Company’s 2004 annual financial statements, except for the adoption of HKFRSs and HKASs as disclosed in note 3 below.

3.	Impact of new HKFRSs and HKASs

The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1st January, 2005. The Group has adopted the following HKFRSs and HKASs issued up to 30th June, 2005 which are pertinent to its operations and relevant to these interim financial statements. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of financial statements

HKAS 17	Leases

HKAS 21	The effects of changes in foreign exchange rates

HKAS 27	Consolidated and separate financial statements

HKAS 32	Financial instruments: disclosure and presentation

HKAS 36	Impairment of assets

HKAS 37	Provisions, contingent liabilities and contingent assets

HKAS 38	Intangible assets

HKAS 39	Financial instruments: recognition and measurement

HKFRS 2	Share-based payment

HKFRS 3	Business combinations
These HKFRSs and HKASs prescribe new accounting measurement and disclosure practices. The major and significant effects of the adoption of these HKFRSs and HKASs on the Group’s accounting policies and on amounts disclosed in the interim financial statements are summarised as follows:
(a)	The adoption of HKAS 17 has resulted in a change in accounting policy relating to the classification of leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and accumulated impairment losses. Following the adoption of HKAS 17, a lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. Any prepaid land premiums or lease payments for acquiring the land leases are treated as operating leases and stated at cost and amortised on a straight-line basis over the period of the lease. The amortisation charge is recognised in the income statement immediately. Any buildings held for own use which are situated on such land leases continue to be presented as a part of property, plant and equipment.

HKAS 17 has been adopted retrospectively. As at 1st January, 2005, net book value of RMB76,126,000 from property, plant and equipment was reclassified to land lease prepayments.

(b)	In prior years, no amounts were recognised when employees, including directors, were granted options to purchase shares of the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1st January, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in the capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively. However, the Group has taken advantage of the transitional provisions set out in the paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:
(i)	all options granted to employees on or before 7th November, 2002; and

(ii)	all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.
As all the existing outstanding share options of the Company were granted before 7th November, 2002, the adoption of HKFRS 2 has no effect to the financial statements of the Group by taking advantage of the transitional provisions.

Details of the employee share option scheme can be found in the Company’s 2004 annual report and under the section headed “Share Options” in this interim financial report.

(c)	The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. In prior years, the Group’s positive goodwill arising from acquisitions was capitalised and amortised on a straight-line basis over its expected useful life and was subject to impairment testing when there were indications of impairment.

With effect from 1st January, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Instead, such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds it recoverable amount.

The new policy in respect to positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1st January, 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the interim income statement. The adoption of this new policy reduced the net loss for the period by RMB11,110,000.

(d)	With effect from 1st January, 2005, in order to comply with HKAS 21, any goodwill mentioned in note (c) arising from the acquisition of a foreign operation is treated as an asset of the foreign operation. Thus it is expressed in the functional currency of that foreign operation and is retranslated at the closing rate at each balance sheet date. Any resulting exchange difference is recognised directly in the cumulative translation adjustments reserve, together with any other differences arising from the translation of the net assets of the foreign operation.

In accordance with the transitional provisions in HKAS 21, this new policy has not been adopted retrospectively and will only be applied to acquisitions occurring on or after 1st January, 2005. As the Group has not acquired any new foreign operations since that date, the change in policy has had no impact on the interim financial report for the six months ended 30th June, 2005.

Other requirements of HKAS 21 have already been adopted by the Group and had no material effect to the interim financial statements.

(e)	In prior years, the Group’s accounting policy for investment securities held on a continuing basis with an identified long-term purpose are stated at cost less provision for impairment loss that is expected to be other than temporary.

With the adoption of HKAS 39 with effect from 1st January, 2005, all non-trading investments are classified as available-for-sale securities and disclosed as investment securities. They are carried at fair value and the changes in fair value are recognised in equity. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to the income statement for the period in which the impairment is identified. Any subsequent increase in the fair value of the available-for-sale equity securities is recognised directly in equity.

Investment securities which are unquoted and the fair value cannot be measured reliably are carried at cost less impairment. Such impairment is recognised in the income statement and are not reversed in the subsequent period.

This change was adopted by way of an adjustment to increase the opening balance of retained earnings at 1st January, 2005 by RMB15,410,000. No comparative amounts or the opening balance of the fair value reserve have been restated as this is prohibited by the transitional arrangements in HKAS 39. The adoption of the new policy decreased the fair value of the investment securities at 30th June, 2005 by RMB9,484,000.

(f)	In prior years, the Group’s convertible bonds were stated in the balance sheet at face value plus accreted redemption premium, and the issuing costs were capitalised as deferred expenses and amortised over the term of the bonds. With effect from 1st January, 2005, in accordance with HKAS 39, convertible bonds issued, net of issuing costs, are split into their liability and equity components.

At initial recognition, the liability component is measured at its fair value and the equity component is assigned the residual amount after deducting fair value of the financial liability component from the fair value of the convertible bond as a whole.

The liability component is subsequently carried at amortised cost. The equity component is recognised in the equity until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

The change was adopted by way of the opening balance adjustments. Accordingly, the opening balance of equity as at 1st January, 2005 increased by RMB157,980,000 and retained earnings decreased by RMB24,318,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangement in HKAS 39.

As a result of the adoption of this new policy, net loss for the six months ended 30th June, 2005 increased by RMB101,000.

(g)	From 1st January, 2005 onward, the Group measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of Statement of Standard Accounting Practice 24 Accounting for investment securities) at amortised cost using effective interest rate method in accordance with the requirements of HKAS 39.

(h)	In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1st January, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented on the consolidated balance sheet in equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

(i)	At the date of authorisation of these interim financial statements, the HKICPA has issued the following standards and interpretations that are not yet effective:

HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures

HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions; Transition and initial recognition of financial assets and financial liabilities; and the fair value option

HKAS 6	Exploration for and evaluation of mineral resources

HKFRS-Int 4	Determining whether an arrangement contains a lease

HKFRS-Int 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The directors anticipate that the adoption of these new HKASs and HKFRS, if applicable, will have no material impact on the results of the Group in the future periods.
4.	Turnover, other revenue and segment information

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components, and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Turnover

Sale of minibuses and automotive components	2,301,691	2,747,821
Sale of Zhonghua sedans	494,300	1,109,658

	2,795,991	3,857,479

Other revenue	62,047	58,020
Interest income	34,458	27,200

	96,505	85,220

Total revenue	2,892,496	3,942,699

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2005, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans.
Business segments — for the six months ended 30th June, 2005

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,397,830	494,300	—	2,892,130
Intersegment sales	(96,139)	—	—	(96,139)

	2,301,691	494,300	—	2,795,991

Segment results	199,200	(331,620)	—	(132,420)

Impairment loss on intangible assets	—	(180,000)	—	(180,000)
Impairment loss on goodwill in a subsidiary	(28,000)	—	—	(28,000)
Impairment loss on goodwill in a jointly controlled entity	(49,000)	—	—	(49,000)
Unallocated costs	—	—	—	(31,428)

Operating loss				(420,848)
Interest income				34,458
Interest expense				(119,133)
Share of profits less losses of:
Jointly controlled entities	6,858	—	(56,577)	(49,719)
Associates	—	19,581	311	19,892

Loss before taxation				(535,350)
Taxation				(21,127)

Loss after taxation				(556,477)

Loss attributable to minority interests				256,989

Loss attributable to equity holders of the Company				(299,488)

Business segments — for the six months ended 30th June, 2004

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,778,714	1,155,386	—	3,934,100
Intersegment sales	(30,893)	(45,728)	—	(76,621)

	2,747,821	1,109,658	—	3,857,479

Segment results	486,013	(90,197)	—	395,816

Unallocated costs	—	—	—	(35,049)

Operating profit				360,767
Interest income				27,200
Interest expense				(100,907)
Share of profits less losses of:
Jointly controlled entities	36,195	—	35,356	71,551
Associates	251	42,885	—	43,136

Profit before taxation				401,747
Taxation				(50,773)

Profit after taxation				350,974
Loss attributable to minority interests				56,648

Profit attributable to equity holders of the Company				407,622

5.	Operating (loss) profit

Operating (loss) profit is stated after charging and crediting the followings:

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Charging:
Cost of inventories sold	2,486,984	3,057,915
Amortisation of intangible assets included in:
— Cost of sales	87,806	112,546
— General and administrative expenses	—	154
Depreciation of property, plant and equipment	190,190	200,126
Amortisation of land lease prepayments	1,455	1,184
Amortisation of goodwill included in:
— General and administrative expenses	—	12,145
— Share of profits less losses of:
— Jointly controlled entities	—	10,743
— Associates	—	890
Impairment loss on property, plant and equipment	15,500	—
Net realisable value provision for inventory included in general and administrative expenses	41,496	2,458
Staff costs (excluding directors’ emoluments) (Note 6)	155,527	162,296
Provision for doubtful debts	5,621	1,975
Exchange loss, net	1,306	2,757
Research and development costs included in general and administrative expenses	63,514	65,074
Provision for warranty	9,620	10,579
Operating lease rentals on:
— land and buildings	3,777	6,576
— machinery and equipment	1,376	6,584

Crediting:
Write back of provision for inventories sold	15,628	—
Gain on disposal of property, plant and equipment, net	1,523	3,351
Gain on disposal of a jointly controlled entity	2,098	—
Reversal of provision for impairment loss on investment securities	—	13,058
Provision for doubtful debts written back	—	1,135

6. Staff costs (excluding directors’ emoluments)

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Wages and salaries	114,549	143,446
Pension and staff welfare	40,978	18,850

	155,527	162,296

7.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents:

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Current taxation:
— Hong Kong Profits Tax	—	—
— PRC enterprise income tax	21,127	57,168
Deferred taxation relating to the origination and reversal of temporary differences	—	(6,395)

	21,127	50,773

8. Dividends

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
2004 final dividends, declared of HK$0.005 (2003: HK$0.01) per ordinary share (Note (a))	19,450	38,900
No 2005 interim dividends declared (2004: HK$0.005 per ordinary share) (Note (b))	—	19,450

	19,450	58,350

     Notes:
(a)	At an annual general meeting held on 24th June, 2005, a final dividend of HK$0.005 per ordinary share for the year ended 31st December, 2004 was declared.

(b)	The directors do not recommend the payment of an interim dividend at the board meeting on 23rd September, 2005.
9.	(Loss) Earnings per share

The calculation of basic loss per share for the six months ended 30th June, 2005 is based on the net loss attributable to equity holders of the Company of approximately RMB299,488,000 (2004: net profit attributable to equity holders of the Company of RMB407,622,000), divided by weighted average number of ordinary shares of 3,668,390,900 shares (2004: 3,668,390,900 shares) outstanding during the period.

No diluted loss per share for the six months ended 30th June, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share option is anti-dilutive (diluted earnings per share for the six months ended 30th June, 2004: Calculated based on adjusted net profit attributable to equity holders of the Company of RMB418,231,000 divided by adjusted weighted average number of ordinary shares of 4,014,393,659 shares after adjusting ordinary shares to be issued if the Company’s share options were exercised and convertible bonds were converted into the Company’s shares).

10.	Capital expenditures

			Property,
	Intangible		plant and	Construction-	Land lease
	assets	Goodwill	equipment	in-progress	prepayments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net book value as at 1st January, 2005, as previously stated	1,112,151	345,529	3,573,739	789,145	—
Prior year adjustment by adopting HKAS 17 (note 3(a))	—	—	(76,126)	—	76,126

Net book value as at 1st January, 2005, as restated	1,112,151	345,529	3,497,613	789,145	76,126
Additions	60,072	—	117,511	131,900	51,917
Disposals	—	—	(6,125)	—	—
Construction-in-progress transferred to property, plant and equipment	—	—	122,130	(122,130)	—
Impairment loss provided	(180,000)	(28,000)	(15,500)	—	—
Depreciation/amortisation	(87,806)	—	(190,190)	—	(1,455)

Net book value as at 30th June, 2005	904,417	317,529	3,525,439	798,915	126,588

11.	Interests in associates

Details of interests in associates are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Share of net assets other than goodwill	322,734	345,331
Goodwill	26,654	26,654

Interests in associates, unlisted shares	349,388	371,985

12.	Interests in jointly controlled entities

Details of interests in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Share of net assets other than goodwill	1,017,817	1,071,491
Goodwill	277,644	326,644

Interests in jointly controlled entities, unlisted shares	1,295,461	1,398,135

13.	Prepayment for a long-term investment

On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”) (a 98.01% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”) (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co. Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI is interested in 11% of the issued share capital of Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations with the respective sellers taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

The transfer of the entire interest of SAIAM has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council. It is still subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shareholders of JinBei under Regulation of Acquisitions of Listed Companies by the PRC Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the issued share capital of JinBei.

The Group has paid RMB600 million (2004: RMB600 million) to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

14.	Investment securities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Equity securities listed in Hong Kong
— Cost	30,363	30,363
— Change in fair value (note 3(e))	5,926	—

Balance stated at fair value (2004: Cost)	36,289	30,363
Cost of equity interest unlisted in PRC	4,138	4,138

	40,427	34,501

Market value of listed equity securities in Hong Kong	36,289	45,773

15.	Bank balances and cash

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Cash and cash equivalents	1,375,885	1,244,499
Short-term bank deposits	207,673	1,008,602
Pledged short-term bank deposits	2,916,442	2,777,191

	4,500,000	5,030,292

16.	Notes receivable

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As at 30th June, 2005, all notes receivable were guaranteed by banks in the PRC and have maturities of six months or less (At 31st December, 2004: same). As at 30th June, 2005, notes receivable amounting to approximately RMB256 million have been pledged for the issue of notes payable (At 31st December, 2004: RMB614 million).

17.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Less than six months	81,491	29,033
Between six months to one year	5,521	8,825
Between one to two years	3,659	11,452
Above two years	60,416	54,040

	151,087	103,350
Less: Provision for doubtful debts	(47,205)	(47,718)

	103,882	55,632

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded with on a cash basis. Designated staff monitors accounts receivable and follows up on collection with the customers. Generally, credit terms are between 30 days to 90 days.

18.	Other receivables

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Advance to SAIAM (Note (a))	300,000	300,000
Receivable from a jointly controlled entity	58,971	61,839
Others	133,344	155,460

	492,315	517,299
Less: Provision for doubtful debts	(42,682)	(42,682)

	449,633	474,617

Notes:
(a)	As at 30th June, 2005, an amount of RMB300 million (At 31st December, 2004: RMB300 million) was advanced to SAIAM which will become an indirectly owned subsidiary of the Company after the completion of the acquisition of SAIAM as detailed in note 13.

19.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Less than six months	734,204	676,652
Between six months to one year	15,932	27,608
Between one to two years	16,634	3,390
Above two years	8,388	25,328

	775,158	732,978

20.	Short-term bank borrowings

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Secured	120,000	—
Unsecured	154,702	—

	274,702	—

The secured bank borrowings are secured by the Group’s short-term bank deposits of RMB134,079,000 (At 31st December, 2004: Nil) included in pledged short-term deposits set out in note 15.

21.	Convertible bonds

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Convertible bonds as previously stated, net of issuing costs	1,633,695	1,633,695
Equity component reclassified to reserves (note 22)	(157,980)	—
Accumulated amortised premium (note 3(f))	35,028	—

Balance at amortised cost (2004: Cost plus accreted redemption premium)	1,510,743	1,633,695

22. Capital and reserves

	(Unaudited)
	Attributable to equity holders of the Company
		Equity
		component			Cumulative
		of		Fair	translation
	Ordinary	convertible	Share	value	adjustments	Dedicated	Capital	Retained	Proposed		Minority	Total
	shares	bonds	premium	reserve	reserve	capital	reserve	earnings	dividends	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2005, as previously reported	303,388	—	2,038,423	—	39,179	158,352	120,000	4,203,094	19,450	6,881,886	1,066,350	7,948,236
Opening balance adjustments:
— Investment securities restated at fair value (note 3(e))	—	—	—	—	—	—	—	15,410	—	15,410	—	15,410
— Convertible bonds restated at amortised cost (note 3(f))	—	—	—	—	—	—	—	(24,318)	—	(24,318)	—	(24,318)
— Equity component of convertible bonds reclassified from non-current liabilities (note 3(f))	—	157,980	—	—	—	—	—	—	—	157,980	—	157,980

As at 1st January, 2005, as restated	303,388	157,980	2,038,423	—	39,179	158,352	120,000	4,194,186	19,450	7,030,958	1,066,350	8,097,308
Loss for the period	—	—	—	—	—	—	—	(299,488)	—	(299,488)	(256,989)	(556,477)
Change in fair value of investment securities	—	—	—	(9,484)	—	—	—	—	—	(9,484)	—	(9,484)
Distributions during the period	—	—	—	—	—	—	—	—	(19,450)	(19,450)	(20,000)	(39,450)

As at 30th June, 2005	303,388	157,980	2,038,423	(9,484)	39,179	158,352	120,000	3,894,698	—	6,702,536	789,361	7,491,897

	(Audited)
	Attributable to equity holders of the Company
		Equity
		component			Cumulative
		of		Fair	translation
	Ordinary	convertible	Share	value	adjustments	Dedicated	Capital	Retained	Proposed		Minority	Total
	shares	bonds	premium	reserve	reserve	capital	reserve	earnings	dividends	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2004	303,388	—	2,038,423	—	39,179	112,168	120,000	4,239,609	38,885	6,891,652	1,709,886	8,601,538
Dividends declared during the year	—	—	—	—	—	—	—	(19,450)	19,450	—	(121,204)	(121,204)
Profit (loss) for the year	—	—	—	—	—	—	—	48,569	—	48,569	(456,328)	(407,759)
Distributions during the year	—	—	—	—	—	—	—	—	(58,335)	(58,335)	(83,987)	(142,322)
Transfer to dedicated capital	—	—	—	—	—	46,184	—	(46,184)	—	—	—	—
Acquiring interests of minority interests in a subsidiary	—	—	—	—	—	—	—	—	—	—	(6,064)	(6,064)
Due to minority interests reclassified from advances from affiliated companies	—	—	—	—	—	—	—	—	—	—	24,047	24,047
Dividends proposed subsequent to year end	—	—	—	—	—	—	—	(19,450)	19,450	—	—	—

As at 31st December, 2004	303,388	—	2,038,423	—	39,179	158,352	120,000	4,203,094	19,450	6,881,886	1,066,350	7,948,236

23. Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Bank notes endorsed or discounted but not yet honored	—	1,344,812
Corporate guarantees for bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	170,000	296,000
A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”), an associate of the Group, on a long-term bank loan which will expire in 2008	166,000	221,000
Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited (“BHL”)	—	300,000
Corporate guarantees for bank loans drawn by JinBei	—	100,000

Other than the above, the Group was also subject to the following contingencies as at 30th June, 2005:

(a)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer had already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated 18th June, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellant Jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company responded with a notice of cross appeal dated 21st July, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on 7th, 8th and 9th March, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

The Court of Appeal of Bermuda ruled in its judgement of 14th March, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interests in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) and therefore there was no basis for a trust; (c) that event if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On 5th April, 2005, Broadsino acting through its Bermuda counsel, submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which sought leave to appeal to the Privy Council with respect to the Court of Appeal’s judgement. The Court of Appeal determined at a hearing on 27th June, 2005 that Broadsino should be granted leave to appeal to the Privy Council in the United Kingdom, which is the highest level of appeal in the Bermuda judicial system. The Company is currently considering the logistics of the appeal process with its legal counsel.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and the Group, and intend at the present time to continue the defense of this legal action.

(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and the Group. The directors of the Company intend to continue vigorously defending the Action.
24. Commitments
(a)	Capital commitments

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Contracted but not provided for:
— Construction projects	170,428	265,920
— Acquisition of plant and machinery	145,919	233,254
— Other	65,018	52,010

	381,365	551,184

Authorised but not contracted for
— Construction projects and acquisition of plant and machinery	1,591,244	1,585,781

(b)	Operating lease commitments

As at 30th June, 2005, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Within one year	10,013	10,510
In the second to fifth years inclusive	20,020	14,840
Over five years	35,943	39,211

	65,976	64,561

25.	Future operating lease arrangements

As at 30th June, 2005, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Within one year	16,865	19,579
In the second to fifth years inclusive	56,607	56,607
Over five years	104,960	119,112

	178,432	195,298

26.	Related party transactions
(a)	Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive

Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the interim financial statements, significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed below.

(b)	Significant related party transactions, which were carried out in the normal course of the Group’s business, are as follows:

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB’000	RMB’000
Sales of goods:
- JinBei and its affiliated companies	21,196	20,390
- Shanghai Shenhua and its affiliated companies	823,784	997,177
- Jointly controlled entities	14,213	106,101
- Associates	5,224	29,762
Purchases of goods:
- JinBei and its affiliated companies	215,865	376,562
- Shanghai Shenhua and its affiliated companies	48,325	129,791
- Affiliated companies of BHL	36,267	54,887
- Jointly controlled entities	230,800	310,686
- Associates	84,922	242,789
- Affiliated companies of the former joint venture partner of Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	—	12,859
- Joint venture partners of Shenyang Aerospace and their affiliated companies	4,292	37,977
Purchase of machinery from an affiliated company of JinBei	2,616	—
Operating lease rental on machinery and equipment charged by a jointly controlled entity	1,376	6,420
Operating lease rental on machinery and equipment charged by an affiliated company of JinBei	2,714	—
Operating lease rental on office buildings charged to a jointly controlled entity	8,002	7,076
Subcontracting charge to a jointly controlled entity	67,916	47,774
Service income from a jointly controlled entity	2,520	—
Interest to a jointly controlled entity	8,733	—

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors of the relevant companies.

(c)	As at 30th June, 2005, amounts due from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Due from related parties:
- Shanghai Shenhua and its affiliated companies	483,887	386,710
- Affiliated companies of JinBei	57,319	58,312
- Jointly controlled entities	78,106	75,224
- An associate	33	—
- Affiliated companies of BHL	53,055	—
- A joint venture partner of Shenyang Aerospace	—	882
- BMW Brilliance Automotive Ltd. (“BMW Brilliance”) arising from the disposal of machinery and equipment	269,003	269,003

	941,403	790,131
Less: Provision for doubtful debts	(29,720)	(24,720)

	911,683	765,411

Note:	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Less than six months	562,459	403,314
Between six months to one year	3,633	3,619
Between one to two years	364,728	370,630
Over two years	10,583	12,568

	941,403	790,131

(d)	As at 30th June, 2005, notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	2,469	22,500
— Shanghai Shenhua	192,473	601,348
— Associates	33,178	19,323
— Jointly controlled entities	2,702	1,972

	230,822	645,143

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 30th June, 2005.

(e)	As at 30th June, 2005, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Due to related parties:
— Associates	19,973	42,820
— Jointly controlled entities	320,380	234,131
— Shanghai Shenhua and its affiliated companies	18,924	40,570
— JinBei and its affiliated companies	195,595	195,166
— Affiliated companies of BHL	10,971	8,705
— Other affiliated companies	965	1,330

	566,808	522,722

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Less than six months	544,626	516,188
Between six months to one year	13,973	5,275
Between one to two years	1,709	119
Over two years	6,500	1,140

	566,808	522,722

(f)	As at 30th June, 2005, notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Notes payable to related parties:
— Shanghai Shenhua	17,883	4,116
— Affiliated companies of JinBei	180,943	24,229
— Associates	2,015	4,582
— Affiliated companies of BHL	47,666	—
— Jointly controlled entities	41,583	87,310
— Other affiliated companies	—	925

	290,090	121,162

(g)	Pursuant to a trademark license agreement, JinBei granted to Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(h)	As at 30th June, 2005, the advances to affiliated companies consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Advances to related parties:
— Associates	6,299	2,163
— Jointly controlled entities	6,978	20,365
— Affiliated companies of JinBei	17,466	16,786
— Shanghai Shenhua	9,000	—
— Other affiliated companies	505	138

	40,248	39,452
Less: Provision for doubtful debts	(1,975)	(1,975)

	38,273	37,477

Except for an advance of RMB6.5 million to an affiliated company of Shanghai Shenhua, a former jointly controlled entity of the Group disposed of during the period, which is interest bearing at 5.841% per annum, the remaining advances are non-interest bearing. The advances to affiliated companies are unsecured and have no fixed repayment terms.

(i)	As at 30th June, 2005, the advances from affiliated companies consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB’000	RMB’000
Advances from related parties:
— Affiliated companies of BHL	17,409	14,319
— Affiliated companies of Shanghai Shenhua	236	230
— Associates	287	—
— Affiliated companies of JinBei	2,270	945
— Financing received from BMW Brilliance	74,605	74,605
— Other affiliated companies	382	382

	95,189	90,481

Except for the financing received from BMW Brilliance as detailed in note 16(b) to the 2004 annual audited financial statements, other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

SUPPLEMENTARY FINANCIAL INFORMATION
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2005 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and net loss of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

		(Unaudited)
		Six months ended 30th June,
		2005	2004
	Note	RMB’000	RMB’000
Reconciliation of net (loss) income:
(Loss) Profit attributable to equity holders of the Company under HK GAAP		(299,488)	407,622
Write-off of development costs, net of sharing by minority shareholders	(a)	(58,282)	(68,202)
Impairment loss on intangible assets currently and previously recognised under US GAAP as development costs	(a)	42,604	—
Non-amortisation of goodwill	(b)	—	23,778
Impairment on goodwill	(b)	(29,000)	—
Reversal of provision for impairment loss on investment securities	(c)	—	(13,058)
Additional depreciation on capitalisation of borrowing costs	(d)	(1,052)	—
Additional accreted redemption premium on convertible bonds	(e)	101	—
Other		4,716	833

(Loss) Profit attributable to shareholders reported under US GAAP		(340,401)	350,973

Other comprehensive income:
Fair value adjustment for securities available held-for-sale	(c)	(9,484)	—

Comprehensive (loss) income reported under US GAAP		(349,885)	350,973

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)

		(Unaudited)	(Audited)
		30th June,	31st December,
		2005	2004
	Note	RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HK GAAP, net of portion attributable to minority interests		6,702,536	6,881,886
Write-off of development costs	(a)	(467,992)	(409,710)
Impairment of intangible assets	(a)	292,604	250,000
Non-amortisation on goodwill	(b)	144,113	144,113
Impairment on goodwill	(b)	(76,320)	(47,320)
Write back of impairment losses on investment securities	(c)	—	(13,058)
Fair value adjustment for securities available held-for-sale	(c)	—	28,468
Additional depreciation on capitalisation of borrowing costs	(d)	6,544	7,596
Change in recognition, measurement and disclosure of convertible bonds under new HK GAAP	(e)	(133,564)	—
Deferred tax effect on US GAAP adjustments	(f)	12,786	12,786
Other		7,607	2,893

Net assets reported under US GAAP		6,488,314	6,857,654

(a)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated provision of impairment, if certain criteria are fulfilled. Under US GAAP, such development costs are expensed as incurred. Accordingly development costs of RMB58 million capitalised during the period and RMB468 million capitalised at 30th June, 2005 under HK GAAP have been expensed under US GAAP.

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)

The Group provided impairment losses of RMB180 million for the period on the intangible assets in relation to Zhonghua sedans, including development costs of RMB64 million already capitalised under HK GAAP but charged to the consolidated income statement under US GAAP as development costs. Therefore, these development costs were reversed under US GAAP. As at 30th June, 2005, the cumulated effect is RMB293 million.

(b)	Unlike the new HK GAAP as detailed in note 3(c), goodwill was previously amortised on a straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP the Group adopted SFAS No. 142 and therefore goodwill is not amortised but rather tested at least annually for impairment. Accordingly, goodwill stated under US GAAP was higher than that stated under HK GAAP and the accumulated amortisation of goodwill in subsidiaries, an associate and jointly controlled entities totaling RMB144 million at 30th June, 2005 under HK GAAP were reversed under US GAAP.

However, as the new HK GAAP no longer requires amortisation of goodwill, the impact on the interim consolidated income statement for the period was nil.

At 30th June, 2005 an impairment loss on goodwill in a subsidiary of RMB28 million under HK GAAP but an additional RMB29 million is required under US GAAP. The effect of difference in impairment on goodwill in a jointly controlled entity had been dealt with at 31st December, 2004 when impairment was provided under US GAAP; as a result, the carrying value of goodwill under US GAAP and HK GAAP as at 31st December, 2004 had been aligned. Following the adoption of new HK GAAP, there is no difference in impairment on goodwill under US GAAP and HK GAAP to the interim consolidated income statement.

(c)	Unlike the new HK GAAP as detailed in note 3(e), under previous HK GAAP, investments in marketable equity securities were previously classified as either investment securities or other investments. Investment securities were included in the balance sheet at cost less accumulated provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist.

SUPPLEMENTARY FINANCIAL INFORMATION (Cont’d)

Under US GAAP, investments in marketable equity securities are classified as either available-for-trading securities or trading securities. Available-for-sale securities are carried at fair value and any unrealised gains or losses are reported as a component of comprehensive income.

The US GAAP adjustments as at 31st December, 2004 represent fair value adjustments for securities held-for-sale reported in comprehensive income and the effect of the write back of previous impairment charges on the investment securities recognised previously under HK GAAP.

New HK GAAP in respect of accounting treatment of investment securities as detailed in note 3(e) is substantially similar to US GAAP and therefore the differences between US GAAP and HK GAAP no longer exist. RMB9.5 million recognised under other comprehensive income in respect of change in fair value of securities reported under US GAAP is directly recognised in fair value reserve under HK GAAP.

(d)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on such borrowings less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is not recognised. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. The adjustment represents the additional annual depreciation for the higher interest capitalised under US GAAP.

(e)	Previously, convertible bonds were stated in the balance sheet at face value plus accreted redemption premium both under HK GAAP and US GAAP.

However, the new HK GAAP requires convertible bonds issued to be split into liability and equity components as detailed in note 3(f) with the liability component subsequently carried at amortised cost and equity component recognised in equity until the bonds are converted or redeemed. Accordingly, the net assets at 30th June, 2005 are RMB134 million higher under the new HK GAAP than under US GAAP because of the increase in capital reserve of RMB158 million at 1st January, 2005 due to the recognition of the equity component of the convertible bonds, the decrease of retained earnings of RMB24 million at 1st January, 2005 due to accumulated accreted redemption premium and RMB101,000 more accreted redemption premium charged to the interim consolidated income statement under HK GAAP than under US GAAP.

(f)	As a result of the differences of accounting treatments between US GAAP and HK GAAP mentioned above, the deferred tax assets calculated under US GAAP is approximately RMB12.79 million greater than that under HK GAAP.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its major operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the first six months of 2005 were RMB2,796.0 million, representing a 27.5% decrease from RMB3,857.5 million for the same period in 2004. The decrease in sales was primarily due to a decrease in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans, a decrease in average unit selling prices and changes in product mix.
Shenyang Automotive sold a total of 29,471 minibuses in the first half of 2005, representing a 6.2% decrease from 31,416 minibuses sold during the same period in 2004. Of these vehicles sold, 25,905 were mid-priced minibuses, representing a 8.6% decrease from the 28,335 units sold during the same period in 2004. Unit sales of deluxe minibuses increased by 15.7% from 3,081 units in the first half of 2004 to 3,566 units for the same period in 2005. Shenyang Automotive sold 4,598 Zhonghua sedans in the first half of 2005, representing a 45.3% decrease from the 8,400 sedans sold during the same period in 2004.
Unaudited cost of sales decreased by 18.6% from RMB3,054.2 million in the first six months of 2004 to RMB2,487.0 million for the same period in 2005. The decrease was primarily due to a decrease in unit sales of minibuses and Zhonghua sedans and the decrease in unit production costs of minibuses resulting from the reduction of materials and component costs in the first six months of 2005. Cost of sales as a percentage of sales was 88.9% for the first half of 2005, compared to 79.2% for the first half of 2004. The overall gross profit margin of the Group decreased from 20.8% for the first half of 2004 to 11.1% for the same period in 2005, as a result of a lower gross profit margin in respect of minibuses and Zhonghua sedans due to a decrease in sales volume and average unit selling prices and changes in product mix.
Unaudited other revenue increased by 6.9% from RMB58.0 million in the first half of 2004 to RMB62.0 million for the same period in 2005. The increase was primarily due to a gain on the disposal of equity interests in a jointly controlled entity.

Unaudited selling expenses decreased by 6.5% from RMB218.8 million, representing 5.7% of turnover in the first half of 2004, to RMB204.6 million, representing 7.3% of turnover for the same period in 2005. The decrease was primarily due to the decrease in promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans in the first half of 2005 as compared to the same period in 2004. Unaudited general and administrative expenses increased by 16.0% from RMB260.7 million in the first six months of 2004 to RMB302.5 million for the same period in 2005. The increase was mainly due to the increase in provision for inventory in the first six months of 2005.
Unaudited other operating expenses increased by 32.5% from RMB21.0 million in the first six months of 2004 to RMB27.8 million for the same period in 2005. The increase was mainly due to the write-off of scrap materials by the Group.
In the first half of 2005, the Group has also recognised an impairment loss on intangible assets in relation to the Zhonghua sedan of RMB180.0 million, an impairment loss on goodwill in a subsidiary of RMB28.0 million and in a jointly controlled entity of RMB49.0 million.
Unaudited interest expense net of interest income increased by 14.9% from RMB73.7 million in the first six months of 2004 to RMB84.7 million for the same period in 2005 mainly due to the increase in financing costs of the Group.
The Group recorded an unaudited share of net losses of jointly controlled entities and associates of RMB30.0 million for the first half of 2005 as compared to an unaudited share of net profits of jointly controlled entities and associates of RMB114.7 million (as restated) for the same period in 2004. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associates and the losses from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, in the first six months of 2005. The BMW joint venture achieved sales of 7,253 BMW sedans in the first half of 2005 compared to 4,983 BMW sedans for the same period in 2004.
The Group recorded an unaudited loss before taxation of RMB535.4 million in the first half of 2005 as compared to an unaudited profit before taxation of RMB401.7 million (as restated) for the same period in 2004. Unaudited taxation decreased by 58.4% from RMB50.8 million (as restated) for the first half of 2004 to RMB21.1 million for the same period in 2005, resulting from the decrease in taxable income of the Group in the first half of 2005.

As a result, the Group recorded an unaudited loss attributable to equity holders of the Company of RMB299.5 million for the first half of 2005 as compared to an unaudited profit attributable to shareholders of RMB407.6 million for the same period in 2004. Unaudited basic loss per share for the first half of 2005 amounted to RMB0.0816 against the unaudited basic earnings per share of RMB0.1111 for the same period in 2004. No diluted loss per share for the six months ended 30th June, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive. The diluted earnings per share is RMB0.1042 for the same period in 2004.
Prospects
The return of strong growth in the Chinese automotive industry that had been hoped for in the first half of 2005 did not occur. The Chinese automotive industry continues to be adversely affected by general production overcapacity, falling automobile prices and increasing competition, particularly as new foreign automakers attempt to establish a presence in the Chinese market. These difficult market conditions are exacerbated by the rising global fuel prices, which have impacted petrol prices in China. In addition, potential regulatory measures, such as possible additional sales taxes on automobiles and stricter exhaust emission standards may also increase the costs of owning a vehicle in China. These factors have had a negative impact on the demand for automobiles in China and we expect the market to remain extremely competitive for the remainder of the year.
We have taken steps to try to improve and stabilize our earnings in the second half of the year, particularly by developing and introducing new vehicle models at competitive prices and implementing additional cost savings programs. We also plan to launch the second generation of our Zhonghua sedans in early 2006, and hope to return our sedan business to profitability and long-term growth soon.
Looking ahead, we expect a gradual stabilization in demand and prices for minibuses, while the market for Zhonghua sedans is expected to remain slow. However, we remain confident as to the long-term prospects and growth potential of the Chinese automobile industry. The Group will continue to take proactive measures to (i) maintain the market leader position enjoyed by our minibuses; (ii) reinvigorate our Zhonghua sedan business; (iii) improve the profitability of our components business; (iv) gradually expand our sales to overseas markets; and (v) maintain a close and strong relationship with our joint venture partners.

Liquidity and Financial Resources
As of 30th June, 2005, the Group had RMB1,375.9 million in cash and cash equivalents, RMB207.7 million in short-term bank deposits and RMB2,916.4 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,434.6 million and outstanding short-term bank borrowings of RMB274.7 million, but had no long-term bank borrowings outstanding as of 30th June, 2005. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 30th June, 2005, none of the Convertible Bonds had been converted into the ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 23 to the condensed financial statements.
Debt to Equity Ratio
As of 30th June, 2005, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.29 (30th June, 2004: 1.44). The decrease of the ratio is primarily due to the decrease in notes payable.
Use of Proceeds
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 30th June, 2005, the Group had utilized all the said proceeds for general corporate and working capital purposes.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2005.

Employees and Remuneration Policy
The Group employed 9,250 employees as at 30th June, 2005. Employee costs (excluding directors’ emoluments) amounted to approximately RMB155.5 million for the six months ended 30th June, 2005. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2005.
SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2005, so far as is known to the directors or chief executives of the Company, the following persons, other than a director or chief executive of the Company, had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”):

	Number of shares held/Approximate shareholding percentage
	Long		Short
Name of shareholders	Position	%	Position	%	Lending Pool	%
Huachen Automotive Group Holdings Company Limited (“Huachen”)	1,446,121,500	39.42	—	—	—	—
J.P. Morgan Chase & Co.	230,174,572	6.27	—	—	87,055,050	2.37
Save as disclosed herein, as at 30th June, 2005, there was no other person so far as is known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

SHARE OPTIONS
On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe for ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination will continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002.
During the six months ended 30th June, 2005, a total of 9,352,000 share options granted to former directors and a former employee of the Company had lapsed in accordance with the terms of the 1999 Share Option Scheme. No options have been granted under the New Share Option Scheme.
Details of the share options outstanding as at 30th June, 2005 under the 1999 Share Option Scheme are set out as follows:

Category and name of participants	Number of share options
Director
Wu Xiao An (also known as Ng Siu On)	2,800,000
Others (Note)	2,338,000

Total	5,138,000

Note:	The 2,338,000 share options were held by Mr. Hong Xing who was a director of the Company and resigned from his office effective 20th June, 2005. Following the resignation of Mr. Hong, such options lapsed on 20th July, 2005 in accordance with the terms of the 1999 Share Option Scheme.

During the six months ended 30th June, 2005, none of the above share options had been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options would not be meaningful.
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2005, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

Number of
Shares to be
		Number of Shares held		Approximate		acquired under a
	Type of	Long	Short	shareholding	Number of share	call option
Name of Director	interests	Position	Position	percentage	options granted	agreement
			%			(Note)
Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000	92,911,266

Note:	Pursuant to the call option agreement dated 18th December, 2002, Huachen has granted to Mr. Wu Xiao An (also known as Mr. Ng Siu On) a call option to acquire up to 92,911,266 Shares, representing approximately 2.533% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the six months ended 30th June, 2005, none of the call options had been exercised by Mr. Wu.
Save as disclosed above, as at 30th June, 2005, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2005.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
None of the directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30th June, 2005, in compliance with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules, except for the deviations in respect of code provisions A.4.1 and A.4.2 as summarized below.
Under the code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company are not appointed for specific terms. However, their appointment are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s bye-laws (the “Bye-Laws”).
Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Previously, the Chairman of the Company was not subject to the rotation requirement. All directors of the Company appointed to fill a casual vacancy are subject to election by shareholders at the next following annual general meeting. To comply with the code provision A.4.2, the Company has amended the Bye-Laws on 24th June, 2005 to the effect that, among others, (i) at each annual general meeting one-third of the directors for the time being (including the Chairman), or if their number is not three or a multiple of three, then the number nearest to one-third but not greater than one-third (or in such other manner of rotation as may be required by the Listing Rules) shall retire from office by rotation; (ii) any director appointed to fill a casual vacancy should hold office until the next following general meeting, instead of the next following annual general meeting, and (iii) those appointed as an addition to the Board should hold office until the next following annual general meeting.

AUDIT COMMITTEE
The Audit Committee of the Company comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim financial statements for the six months ended 30th June, 2005.
INDEPENDENT NON-EXECUTIVE DIRECTORS
The Company has complied with Rules 3.10(1) and 3.10(2) of the Listing Rules relating to appointment of a sufficient number of independent non-executive directors and at least an independent non-executive director with appropriate professional qualifications, or accounting or related financial management expertise. At present, the Board comprises three independent non-executive directors including one with appropriate accounting expertise.
COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2005 and they all confirmed that they have fully complied with the required standards set out in the Model Code.

By Order of the Board

Wu Xiao An

(also known as Ng Siu On)

Chairman
Hong Kong, 23rd September, 2005